Quarterly Earnings Report                                                                                  July 28, 2008
2Q08

Sales and Operating Income Increased 14.05% and 13.45%, Respectively

Financial Highlights:
(All figures are expressed in millions of Mexican pesos as of December 31, 2007. Comparisons are made with the same period of 2007, unless otherwise stated. Figures may vary due to rounding practices. “bp” stands for basis points)

o Sales for the quarter totaled $6,959.41 million
o Gross income increased 34.45%
o Gross margin for the quarter was 10.64%
o Quarterly operating expenses as a percentage of sales were 7.19%
o The operating margin for the quarter was 3.46%
o Net profit for the quarter reached $210.09 million
o Cash and cash equivalents at the end of the quarter was $315.42 million

Mexico City, Mexico, July 28, 2008. Grupo Casa Saba (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the second quarter of 2008.

QUARTERLY EARNINGS

NET SALES

During the second quarter, GCS’s sales were $6,959.41 million, an increase of 14.05%.

Sales for our Private Pharma division grew 13.62% during the second quarter of 2008, due to the consolidation of investments made within the sector over the past several months, including the most recent acquisition of Drogasmil Medicamento e Perfumeria, S.A.(1), a Brazilian pharmacy chain.

Sales in our Health, Beauty, Consumer Goods, General Merchandise and Others division rose 10.52% compared to the second quarter of 2007. This growth was primarily the result of the adquisition of new lines of consumer products that we distribute on an exclusive basis.

Sales in our Government Pharma division increased 58.91% due to a significant increase in the number of units sold, primarily to PEMEX.

Publication sales decreased 1.31% as a result of lower unit sales.  This decrease was due to the fact that Citem stopped distributing some publications that that did not meet our minimal profitability requirements.

The sales mix did not change significantly this quarter. Private Pharma sales represented 83.70% of total sales (compared to 84.02% during the second quarter of 2007), while Government Pharma accounted for 3.92% (versus 2.82% during the second quarter of 2007). Health, Beauty, Consumer Goods, General Merchandise and Other represented 9.21% (compared to 9.50% in the second quarter of 2007) and Publications made up the remaining 3.17% (versus 3.66% during the second quarter of 2007).

(1) The acquisition took place on May 15, 2008.

SALES BY DIVISION

PRIVATE PHARMA

Sales in our Private Pharma division rose 13.62% during the second quarter of 2008, as a result of the consolidation of investments that were made within the sector during the past several months.  This includes the most recent acquisition of Drogasmil Medicamento e Perfumeria, S.A.,(2) a Brazilian pharmacy chain.

Sales reached $5,825.07 million and represented 83.70% of the Group’s total sales.

(2)The acquisition took place on May 15, 2008.

GOVERNMENT PHARMA

Sales in our Government Pharma division grew 58.91% due to a significant increase in the number of units sold, primarily to PEMEX.

Government Pharma sales reached $273.04 million during 2Q08 and accounted for 3.92% of our total sales.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

Sales in our Health, Beauty, Consumer Goods, General Merchandise and Other division increased 10.52% versus the second quarter of 2007, primarily as a result of the adquisition of new lines of exclusively distributed consumer products.

PUBLICATIONS

Publication sales decreased 1.31% as a result of lower unit sales.  This decrease was due to the fact that Citem stopped distributing some publications that that no longer met our minimal profitability requirements.

This division’s participation as a percentage of total sales went from 3.66% in 2Q07 to 3.17% in the second quarter of 2008.

                                                  Division                               % of sales
                                              Private Pharma                             83.70%
                                          Government Pharma                          3.92%
                                Health, Beauty, Consumer Goods,
                                  General Merchandise and Other                  9.21%
                                                Publications                                3.17%

                                                   TOTAL                                    100.00%

GROSS INCOME

During the second quarter of the year, Grupo Casa Saba’s gross income increased 34.45% to reach $740.63 million. The company’s gross margin improved as a result of the recent investments, to reach 10.64%.

OPERATING EXPENSES

Operating expenses reached $500.13 million, an increase of 47.58% compared to the second quarter of 2007.  This was due to the investments that were made over the past several months.  Operating expenses represented 7.19% of our total sales.

OPERATING INCOME

Operating income continued to grow.  This quarter, it rose 13.45%, to reach $240.50 million.  The operating margin was 3.46%, 1 b.p. lower than the 3.47% margin registered in the second quarter of 2007.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

Operating income plus depreciation and amortization for 2Q08 was $259.07 million, an increase of 9.61% compared to the second quarter of 2007.  Depreciation and amortization for the period was $18.57 million, 23.81% lower than in the second quarter of 2007.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the end of the second quarter of 2008 was $315.42 million.

COMPREHENSIVE COST OF FINANCING

During the second quarter of 2008, GCS’s comprehensive cost of financing (CCF) was $47.66 million due to an increase in the amount of interest income paid.  This interest came, in large part, from the long-term loan related to the Brazilian acquisition.

OTHER EXPENSES (INCOME)

During the second quarter of 2008, the Company registered an income of $21.16 million in other expenses (income). The expenses (income) from this line item were derived from activities that are distinct from the company’s everyday business operations.

TAX PROVISIONS

During the second quarter, tax provisions were $3.91 million. These provisions included $39.57 million in income tax and -$35.66 million in deferred income tax.

NET INCOME

GCS’s net income for the second quarter was $210.09 million, an increase of 15.92% compared to the second quarter of 2007. The net margin for the period was 3.02%, 5 b.p. higher than the net margin obtained during the second quarter of 2007.

WORKING CAPITAL

During the second quarter of 2008, our accounts receivable days were virtually the same at 60.6 days (they were 60.2 days in the second quarter of 2007). In addition, our accounts payable days increased 1.3 days compared to 2Q07, to reach 48.0 days.  Finally, our inventory days were 53.9 days, 1.5 more days than in 2Q07.

The 265.4 million shares issued by Grupo Casa Saba are listed in the Mexican Stock Exchange and its ADRs in the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:
GRUPO CASA SABA                                  IR Communications:
Rodrigo Echagaray, IRO                               Jesús Martínez Rojas
+52 (55) 5284-6672                                      +52 (55) 5644-1247
rechagar@casasaba.com                             jesus@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com

GRUPO CASA SABA S.A.B. DE C.V. and SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

(Figures expressed in thousands of Mexican Pesos as of December 2007)

ITEM	June 2008	June 2007	$ Change

TOTAL ASSETS	11,843,043	9,466,580	2,376,463
CURRENT ASSETS CASH AND CASH EQUIVALENTS ACCOUNTS RECEIVABLE (NET) INTERCOMPANY OTHER ACCOUNTS RECEIVABLE (NET) INVENTORIES OTHER CURRENT ASSETS	9,352,930 315,426 4,686,617 484,135 3,726,718 140,035	7,926,065 293,880 4,082,113 260,789 3,229,160 60,123	1,426,865 21,545 604,504 - 223,346 497,558 79,911
LONG TERM ACCOUNTS RECEIVABLE INVESTMENTS IN EQUITY SHARES AND UNCONSOLIDATED SUBSIDIARIES OTHER INVESTMENTS	-		- - - - -
NET PROPERY, PLANT AND EQUIPMENT PROPERTY MACHINERY AND EQUIPMENT OTHER EQUIPMENT ACCUMULATED DEPRECIATION BUILDINGS IN PROCESS DEFERRED ASSETS (NET) OTHER ASSETS	1,283,670 1,318,796 471,993 612,843 1,119,962 -- 770,949 435,494	1,184,611 1,307,049 411,388 521,180 1,055,006 171,363 184,541	99,059 11,747 60,605 91,663 64,956 - 599,586 250,953
TOTAL LIABILITIES	5,463,788	3,732,757	1,731,031
CURRENT LIABILITIES ACCOUNTS PAYABLE BANK DEBT DEBT SECURITIES ACCRUED TAXES OTHER CURRENT LIABILITIES LONG TERM LIABILITIES BANK DEBT DEBT SECURITIES OTHER DEBT DEFERRED LIABILITIES OTHER LIABILITIES	4,270,540 3,348,109 573,174 - 10,149 339,108 670,000 670,000 523,248	2,993,137 2,832,341 7,034 153,761 739,621	1,277,404 515,768 573,174 - 3,114 185,347 670,000 670,000 - - (216,372)
SHAREHOLDER'S EQUITY

MINORITY STOCKHOLDER'S EQUITY
MAJORITY STOCKHOLDER'S EQUITY
PAID-IN CAPITAL
CAPITAL STOCK
RESTATEMENT IN CAPITAL STOCK
PREMIUM ON STOCK SOLD
RESERVE FOR RESTATEMENT ON SHAREHOLDER'S EQUITY
CAPITAL INCREASE (DECREASE)
CUMMULATIVE RESULTS AND EQUITY RESERVE
RESERVE FOR SHARES REPURCHASE
OVERAGE (DEFICIT) ON RESTATEMENT ON STOCKHOLDER'S EQUITY
NET INCOME

	6,379,254 - 6,379,254 1,993,875 167,903 956,094 869,878 -- 4,385,379 5,582,095 1,062,200 (2,660,625) 401,709	5,733,823 5,733,823 1,992,326 167,903 955,862 868,561 3,741,497 4,736,356 1,063,517 (2,436,164) 350,788	645,431 -- 645,431 1,549 (0) 232 1,317 -- 643,882 818,739 (1,317) (224,461) 50,921

GRUPO CASA SABA, S.A.B. DE C.V.
(For June 2007 figures expressed in thousands of Mexican Pesos as of December 2007. For June 2008 figures expressed in constant Pesos)

	Jan-Jun		Jan-Jun		Change		Apr-Jun		Apr-Jun		Change
Income Statement NET SALES COST OF SALES Gross Profit	2007 12,114,547 10,987,145 1,127,402	% of sales 100.00% 90.69% 9.31%	2008 13,893,449 12,498,720 1,394,729	% of sales 100.00% 89.96% 10.04%	$ 1,778,962 1,511,576 267,327	% 14.68% 13.76% 23.71%	2007 6,102,077 5,551,204 550,873	% of sales 100.00% 90.97% 9.03%	2008 6,959,418 6,218,780 740,638	% of sales 100.00% 89.36% 10.64%	$ 857,341 667,577 189,765	% 14.05% 12.03% 34.45%
Operating Expenses Sales Expenses Administrative Expenses OPERATING EXPENSES	278,374 405,762 684,136	2.30% 3.35% 5.65%	338,816 555,458 894,274	2.44% 3.89% 6.46%	60,442 149,697 210,139	21.71% 36.89% 30.72%	137,073 201,818 338,891	2.25% 3.31% 5.55%	185,510 314,627 500,137	2.67% 4.52% 7.19%	48,437 112,810 161,247	35.34% 55.90% 47.58%
Operating Income COMPREHENSIVE COST OF FINANCING Interest Paid Interest (Earned) Exchange Loss (Gain) Monetary Position (gain) Comprehensive Cost of Financing	443,267 -1,664 -1,340 1,907 -1,486 -2,583	3.66% (0.01%) (0.01%) 0.02% (0.01%) (0.02%)	500,454 53,621 -1,443 1,279 0 53,457	3.60% 0.39% (0.01%) 0.01% 0.00% 0.38%	57,188 55,285 -103 -629 1,486 56,040	12.90% (3322.58%) 7.71% (32.96%) (100.0%) (2169.51%)	211,983 -4,469 690 2,176 -4,582 -6,185	3.47% (0.07%) 0.01% 0.04% (0.08%) (0.10%)	240,500 47,114 -908 1,457 0 47,663	3.46% 0.68% (0.01%) 0.02% 0.00% 0.68%	28,518 51,583 -1,598 -720 4,582 53,848	13.45% (1154.26%) (231.65%) (33.07%) (100.0%) (870.61%)
OTHER EXPENSES (INCOME), net NET INCOME BEFORE TAXES AND EXTRAORDINARY ITEMS	-23,241 469,091	(0.19%) 3.87%	-23,660 470,658	(0.17%) 3.39%	-419 1,567	1.80% 0.33%	-11,936 230,104	(0.20%) 3.77%	-21,166 214,004	(0.30%) 3.08%	-9,230 -16,100	77.33% (7.00%)
PROVISIONS FOR: Income Tax Asset Tax Deferred Income Tax Profit sharing due Deferred Profit sharing due Total taxes	125,518 0 -7,215 0 0 118,308	1.04% 0.00% (0.06%) 0.00% 0.00% 0.98%	140,276 0 -71,327 0 0 68,950	1.01% 0.00% (0.51%) 0.00% 0.00% 0.50%	14,759 0 -64,112 0 0 -49,353	11.76% 0.0% 888.62% 0.0% 0.0% (41.72%)	37,593 0 12,550 -1,282 0 48,861	0.62% 0.00% 0.21% (0.02%) 0.00% 0.80%	39,576 0 -35,664 0 0 3,913	0.57% 0.00% (0.51%) 0.00% 0.00% 0.06%	1,984 0 -48,214 1,282 0 -44,948	5.28% 0.00% (384.17%) (100.0%) 0.00% (91.99%)
Net Income Before Extraordinary Items Extraordinary Items (Income) Net Income Depreciation and Amortization Operating Income plus Depreciation and Amortization	350,788 0 350,788 51,519 494,785	2.90% 0.00% 2 .90% 0.43% 4.08%	401,709 0 401,709 35,498 535,952	2.89% 0.00% 2.89% 0.26% 3.86%	50,921 0 50,921 (16,021) 41,167	14.52% 0.00% 14.52% (31.10%) 8.32%	181,243 0 181,243 24,385 236,367	2.97% 0.00% 2.97% 0.40% 3.87%	210,092 0 210,092 18,579 259,079	3.02% 0.00% 3.02% 0.27% 3.72%	28,849 0 28,849 (5,806) 22,712	15.92% 0.00% 15.92% (23.81%) 9.61%